Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Buffer Securities Based on the S&P 500® Index Due April-----, 2022

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	The S&P 500® Index
Pricing date:	April , 2018
Valuation date:	April , 2022
Maturity date:	April , 2022
Upside return amount:	$1,000 × the index percent increase × the upside participation rate
Upside participation rate:	At least 107.75%*
Buffer amount:	20.00%
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

•     If the final index level is greater than the initial index level: $1,000 + the upside return amount

•     If the final index level is equal to the initial index level or less than the initial index level by an amount less than or equal to the buffer amount: $1,000

•     If the final index level is less than the initial index level by an amount greater than the buffer amount: ($1,000 × the index performance factor ) + $200.00

If the underlying index decreases from the initial index level to the final index level by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CU38 / US17324CU389

* The actual upside participation rate will be determined on the pricing date

Key Definitions
Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	(i) The final index level minus the initial index level divided by (ii) the initial index level

Hypothetical Total Return at Maturity(1)
Hypothetical Return of the Underlying Index(2)	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(3)
50.00%	$1,538.75	53.88%
20.00%	$1,215.50	21.55%
15.00%	$1,161.63	16.16%
10.00%	$1,107.75	10.78%
5.00%	$1,053.88	5.38%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-20.01%	$999.99	-0.01%
-30.00%	$900.00	-10.00%
-40.00%	$800.00	-20.00%
-50.00%	$700.00	-30.00%
-100.00%	$200.00	-80.00%

(1) Assumes that the upside participation rate is equal to the lowest value indicated under Preliminary Terms.

(2) Hypothetical return of the underlying index = hypothetical percentage change from the initial index level to the final index level

(3) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated April 5, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying Index

* Assumes that the upside participation rate is equal to the lowest value indicated under Preliminary Terms.

Selected Risk Considerations

•    You may lose up to 80.00% of your investment. If the underlying index depreciates by more than the buffer amount, you will lose 1% of the stated principal amount of the securities for every 1% by which that depreciation exceeds the buffer amount.

•    The securities do not pay interest.

•    Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

•    Your payment at maturity depends on the closing level of the underlying index on a single day.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com